Exhibit 99.1

hardie news
April 2004 / Volume 4 Issue 1 / www.jameshardie.com
Historic hotel re-opens, protected by James Hardie siding
Almost 100 years of history were destroyed when the timber Hotel Petrohue in Chile caught fire in August 2002. Now, 18 months later, visitors can enjoy the hotel again, reassured by the fact that they are protected by fire-resistant James Hardie siding.
The Hotel Petrohue opened in 1913 as a house providing shelter from bad weather for people waiting for the boat to the town of Peulla, at the other end of Lake Todos los Santos (Lake All Saints) in Chile’s X (10th) region. The house was expanded over time, and was eventually turned into a small hotel. More changes followed and, in 1996, a 3rd floor was added and the hotel was completely refurbished.
The hotel’s owner and General Manager is Franz Schirmer, great-grandson of Ricardo Roth, who built the original house. It is surrounded by a national park with an emerald-green lake, the majestic snow-covered Osorno volcano, millennial forests, hills of dense native vegetation, ferns and waterfalls. Summer guests can enjoy fishing, trekking, canyoning, rafting and many other sports.
The fire, which started in the kitchen after an electricity failure, burned the original three-storey building, and staff accommodation, in just two hours. Luckily, the last of the hotel’s 220 guests had left the day before.
Choosing James Hardie siding
Franz Schirmer explained how he came to chose James Hardie siding for the new hotel: “A few weeks after the fire, friends at Ferreterias Weitzler put me in touch with James Hardie Chile,” he said. “Weitzler is a prominent distributor in the area, and it only sells and distributes the highest quality products. The architect and I then met James Hardie’s technical representatives and I also visited the plant in Santiago to better understand the products and the ‘look’ we could achieve with Hardisiding.
My architect agreed.”
Continued on page 7
James Hardie

James Hardie and the Foundation Inquiry

Peter Macdonald, CEO James Hardie

There has been considerable media attention focussed on James Hardie Industries NV since the announcement of the NSW Government’s Special Commission of Inquiry.

The sorts of comments that are being reported almost daily in the Australian media test the loyalty of all us who work – and care – for the company. There are, of course, many sides to this story and we are working to ensure the media is informed about our side of the story.

Against this background, we are using these pages in HardieNews to give you the facts, so that you can be confident that the company behaved honourably. The creation of the Foundation meant that people who may be injured by asbestos had available significantly increased money than would otherwise have been available.

Background to the inquiry

The NSW Government established the Special Commission of Inquiry into the Medical Research and Compensation Foundation in February following an announcement by the Foundation last October that it had an estimated future shortfall of $700 million to meet its predicted future claims.

Unions, plaintiff lawyers and others called on the government to investigate; establishing this inquiry allows the government to seek more information.

We welcome the inquiry, and are co-operating fully with it. We regard it as an opportunity for the issues to be addressed formally and in a structured way, and hope it will allow us to deal with some misconceptions and untruths which have been put into the public domain.

We believe that it will provide an opportunity for us to demonstrate that what we have said is correct, that the company at the time did the right thing, and that we have no obligation for any potential future shortfall that the Foundation might suffer.

The Terms of Reference

The Special Commission of Inquiry into the Medical Research and Compensation Foundation has the following terms of reference:

1. The current financial position of the Medical Research and Compensation Foundation (the MRCF) and whether it is likely to meet its future asbestos related liabilities in the medium to long term;

2. The circumstances in which the MRCF was separated from the James Hardie Group and whether this may have resulted in or contributed to a possible insufficiency of assets to meet its future asbestos related liabilities;

3. The circumstances in which any corporate reconstruction or asset transfers occurred within or in relation to the James Hardie Group, prior to the separation of the MRCF from the James Hardie Group to the extent that this may have affected the ability of the MRCF to meet its current and future liabilities; and

4. The adequacy of current arrangements available to MRCF under the Corporations Act to assist MRCF to manage its liabilities, and whether reform is desirable to those arrangements to assist MRCF to manage its obligations to current and future claimants.

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The establishment of the Foundation

James Hardie Industries Limited (or JHIL) created the Foundation in February 2001, to undertake medical research and look after the companies that compensate people who may become injured by asbestos products produced by two former James Hardie Group companies.

The Foundation was given all the shares and the net assets of the two former group companies Amaba, and Amaca. Amaba is the company that formerly produced brake products, and Amaca is the company that formerly produced building products. The Foundation was also given additional funds for medical research aimed at finding treatments and cures for asbestos-related diseases.

Since its creation, the Foundation has been completely independent of James Hardie. It is a non-profit organisation, with its own Board and management who are charged with being good stewards of the funds it holds, and using these funds to properly compensate legitimate claimants against the former group companies, as well as continuing to fund research into asbestos disease.

The benefits of establishing the Foundation

The creation of the Foundation provided additional funding to those former group subsidiary companies to meet claims that may occur in the future. It did not remove potential rights to claim against any company in the James Hardie group.

The Foundation provided future claimants with much greater certainty. The Board at the time believed that the Foundation should have sufficient funds to meet all anticipated claims.

The establishment of the Foundation was fair, legitimate and transparent. The Board of the former parent company, James Hardie Industries Limited, took into account expert advice at the time to determine the funds that should be provided. As well as the actuarial advice provided by Trowbridge, other firms such as Access Economics, PricewaterhouseCoopers and Grant Samuel provided their expertise to help the Board make its decision.

At the end of a lengthy process, the directors arrived at a balanced solution they felt was in the best interest of the shareholders as well as claimants.

The Foundation’s claims

The Foundation has claimed that it may not have enough assets to meet all future claims against it. It is important to remember that this isn’t a discussion about under-funding today. The issue is about using actuarial projections to look forward many years into the future. To some extent, therefore, this is an argument about actuarial estimates. The inquiry is to determine whether the Foundation has the funding required for future claims.

No change to liability

The group’s legal position was unchanged by the creation of the Foundation. The parent company, James Hardie Industries Limited, had no liability for the operating activities of Amaca and Amaba — including the production of asbestos-bearing products — before or after the creation of the Foundation.

The Commissioner

The Special Commission of Inquiry is being headed by a former Federal Court Judge, Mr David Jackson QC. Mr Jackson is an expert in constitutional law and has extensive appeals experience.

Mr Jackson sat on the Federal Court from November 1985 to May 1987. Since then, he has conducted appeals and constitutional cases in the High Court of Australia and in Intermediate federal and state courts of appeal. His other areas of practice include advising and acting as an Arbitrator and providing Expert Determinations.

Inquiry dates

We have been advised of the following dates for the inquiry:

March 16	Preliminary hearing and applications for leave to appear
April 5-8	Public hearings
April 14-16	Public hearings
April 21-23	Public hearings
April 27-29	Public hearings

May 3-7	Public hearings
May 10-14	Public hearings
May 24-27	Public hearings
May 31	Public hearing

June 30	Commissioner due to report

Public hearings take place at Level 8, John Maddison Tower, 88 Goulburn Street, Sydney.

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James Hardie and the Foundation Inquiry

The former parent, James Hardie Industries Limited, was last involved directly in the production of asbestos-bearing products in 1937. In that year, the assets associated with asbestos at that time, were sold into James Hardie & Coy, a new independent company with its own board of directors and management. From that time on, the subsidiary operated those assets and built-up the businesses until in 1998 it sold its assets and ceased operating. It retained the proceeds of the sale of its assets giving it its highest ever net worth. It had exited from asbestos in 1987. The brakes company operated in a similar way until its assets were sold.

JHIL was a separate holding company. It had an independent board and shareholders and received properly-authorised dividends from its subsidiaries. And it has never — in any jurisdiction, or in any way — been found to have been an operating manager of James Hardie & Coy.

That means liability actually ceased in 1937, and the creation of the Foundation did nothing to change that.

The effects of re-structuring

The restructuring of James Hardie, and the creation of a Dutch parent, James Hardie Industries NV, increased financial efficiency and better placed the company for future growth. It did nothing to change claimants’ rights to sue.

The restructure allowed us to deal with global international tax issues and future growth. As we were growing and getting 80% of our income out of North America, we were losing an increasing proportion of our pre-tax income to taxing authorities, such as the US government, and governments in Europe and Asia. Our shareholders, who are predominately Australian, would not get the benefit of our growth.

Indeed, at the time of the re-organisation, James Hardie Industries NV agreed to subject itself to the jurisdiction of New South Wales. This is not the action of a company that is avoiding its obligations.

The position for JHI NV

We believe that the potential for asbestos-related claims arising from the activities of Amaca and Amaba to have a material adverse effect on JHI NV remains remote. JHI NV has never been involved in any asbestos claims, and we don’t believe there are grounds on which JHI NV can be involved in these matters.

The Foundation has continued to investigate its legal options and its legal firm, Clayton Utz, has been in contact with James Hardie. We have seen legal analysis and argument from the Foundation but we have seen nothing that in any way alters our view about the fact that JHI NV is not and will not be liable for any potential future shortfall of the Foundation.

The wider issue

Asbestos is an important issue for the whole community because the use of asbestos in Australia was very widespread. It was used in more than 3000 products, by hundreds of companies, and significant government entities.

Amaba and Amaca are two of around 150 defendants who are brought into the legal process by claimants and they have been found liable for around 15 per cent of claims in the Australian environment. However, many of the other 150 companies and government agencies which produced, distributed or used asbestos building products are no longer around.

If an examination of the Foundation’s data and assumptions prove that its estimate of total costs is realistic, then clearly there have been dramatic changes over the past three years, and other defendants, including state and federal governments, must also be affected by that change.

It’s important to remember that governments imported asbestos materials, and specified their use extensively in areas outside those in which James Hardie group companies were involved.

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Keeping you informed

We want to ensure shareholders, employees and all other stakeholders have information about the inquiry as soon as it becomes available, but it is an unfortunate fact that the time taken to prepare and distribute even a simple letter means that you will inevitably see reports from the inquiry in the media before we can tell you about them.

Correcting inaccurate reports

Where we see inaccurate media reports, we immediately write to the editor of the publication involved, and these letters typically appear one to two days after the original story. The letters are also posted on the Foundation Inquiry page of the James Hardie IR website at www.jameshardie.com

Websites

We are posting as much information as we can to our IR website, as quickly as possible. You can see these items by visiting the Investor Relations area of www.jameshardie.com, and selecting the Foundation Inquiry heading under What’s New on the IR home page.

The Commission has also set up a website, which can be opened at www.lawlink.nsw.gov.au or by using the link on our Foundation Inquiry page.

Register for email alerts

If you have access to email, you can register to receive an email alert when we send out media releases or provide new presentations. To register, use the News & Information Email Alert registration form on the James Hardie IR website.

Email us

Questions or comments can be emailed to us using one of the following addresses:

investor.relations@jameshardie.com.au
alan.kneeshaw@jameshardie.com.au
shane.grimes@jameshardie.com.au

Call us

Alternatively, you can phone:

Alan Kneeshaw on (02) 8274 5274
Shane Grimes on (02) 9274 5225

These include shipping insulation, industrial building insulation and industrial insulation.

All the way through the 2nd World War, ships could only be built with asbestos insulation. James Hardie companies had nothing to do with that. Companies were importing bulk asbestos and making asbestos rope and putting it on pipes and putting plasters on top. Many industrial contractors and other companies were involved with this, but they just don’t seem to get a mention today.

If what the Foundation says is correct, I suspect that considerable responsibility already lies with the federal government and all the state governments.

This is the group that had the most knowledge about asbestos, the most scientists studying it, and that was participating in global conferences about its health effects. State and federal governments specified how the products could be used, and had inspectors in all James Hardie factories and in the workforce, signing-off everyday that it was being used properly. Tragically, everyone was wrong.

Use of asbestos by former James Hardie subsidiaries

The use of blue (crocidolite) asbestos in James Hardie products ceased in 1968 once the association between blue asbestos and mesothelioma was firmly established.

The use of all other forms of asbestos was phased out — prior to government bans — and complete exits were in place as follows:

-	insulation — 1974

-	building products — 1983

-	pipes — 1986

-	friction products — 1986

Asbestos continued to be used by many others in Australia until December 31, 2003, when the re-use, stockpiling and sale of asbestos was finally banned.

It now appears there wasn’t a safe level of exposure. But who’s responsible in those circumstances, where the material used is not only regulated, with the regulations enforced by various governments around the country, but in fact its use was specified by governments?

If what the Foundation is saying is true, and given that the former James Hardie companies are liable for 15% of claims, there is a need to get on to the table what happens to the other 85% of people who may become injured.

I think this needs to be dealt with as a national issue. But I will leave more comment on this until we see the outcome of the current inquiry.

The James Hardie success story

In all the discussions that are taking place, it is important not to lose sight of the tremendous success story that is James Hardie. The former group subsidiaries which used asbestos were among the first companies in the world say “this is something we don’t want to do anymore” and to start a research project to find a replacement product.

Well before any change in the law, well before it was required for environmental reasons, well before substantial numbers of claims began, the former subsidiaries voluntarily decided to stop using this material. At that point, the government still permitted, and regulated, the use of asbestos.

Now, in North America we are the largest producer of siding, and we’re still only about a third our potential size. We’ve also developed new technologies and found new areas where we can use them — in pipes, and in roofing. The research that led to this was carried out quite recently here in Australia, and it still goes on here: that’s a fantastic success story.

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Renovation gives grand house a new future

The pioneering spirit that built this grand farmhouse 140 years ago has seen it restored to its former glory – thanks to the vision of the original owner’s great grandson, the passion and inventiveness of the architect and builder, and 6kms of James Hardie Linea® weatherboards.

The decision to re-clad, re-build and re-detail this fourth-generation family home using Linea® weatherboards and trim saved it from being demolished, and preserved a fascinating slice of New Zealand’s pioneering history.

Grand piece of architecture

When Job Osbourne built the house in Canterbury in 1863, it was a grand piece of architecture, clad in Kauri weatherboards and extensively detailed with chunky corbels, thick Matai window sills, decorative shaped aprons under the windows, fluted edges on all the facings, and a thick plinth around the entire house at first floor level.

“The detailing gave the house its character,” says the current owner, Simon Osbourne, “But it also presented the biggest challenge from a maintenance point of view. For example, the plinth needed to be painted in a dark colour, but blistering and cracking was a real problem. Guided by our architect, Roger Buck, we knew if we wanted a lower maintenance house, we were going to have to reclad in Linea weatherboards and put as much of the detailing as possible in Linea trim as well.”

Builder and local Linea range expert, Arthur Edwards, took on the challenge: “We used the Linea system’s weatherboards, facings and box corners, but when it came to detailing like the corbels, window aprons and the sills we had to be inventive,” he said.

The big corbels were constructed out of seven thicknesses of Linea trim and the smaller ones out of three thicknesses, laminated together with moisture-aired glue and laser-cut. Window frames were all constructed from laminated Linea trim including new frames to hold and preserve the original lead-lighting used around the front entranceway.

“We recreated fluted edge facings in the Linea facings using a jig and a belt sander and replaced the original Matai plinth with an identical one fashioned out of many layers of Linea trim and shaped with a belt sander. The big sloping Matai sills have also been re-fashioned out of layers of laminated Linea trim,” said Arthur Edwards.

The home’s original match-lined soffits have been replaced with Hardigroove™ Lining, another low-maintenance James Hardie product.

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Update for ArtistaTM Columns range

James Hardie has updated its columns range with the launch of Artista™ Columns. The launch has also provided us with an opportunity to remind the market how much these innovative, simple linear forms can enhance residential and commercial designs.

For improved handling and safety, and to save time on site, the Artista Columns range includes lightweight Classic columns whose overall weights have been reduced by between 20%-30% over the original range (depending on diameter and length).

For example, the 195mm diameter Classic column in the new range weighs 25.5kg for the 2.75m length and 38kg for the 4m, a reduction of approximately 20%. The 250mm diameter Classic column is now 32kg for the 2.75m length and 47.5kg for the 4m length, approximately 33% lighter.

Builders, designers and homeowners in Australia can now choose from six decorative capitals, bases or rings to dress their choice of Classic or Tapered columns.

Artista Columns offer a smooth finish that can be easily painted, rendered, applied with stucco or tiled. All offer load-bearing and maintenance benefits over other formed column products.

Californian wildfires provide lessons in fire-resistance for homes

Wildfires destroyed nearly 3,600 homes in Southern California counties last November. Now, investigations have revealed some valuable lessons in home fire-resistance.

The historic Southern California town of Julian was one area affected by the state’s largest-ever wildfires. The town was evacuated on November 4 and, while the San Diego County firefighters managed to save the community as a whole, some homes were damaged by fire. When he inspected homes after the fires, local builder, Randy Flint, was impressed with the performance of fibre cement exterior siding, which he found to be highly resistant to the fires.

“One of my customer’s homes was among the few that survived the fire and I was amazed by the condition of the fibre cement siding that I installed,” said Randy Flint, builder for Taskmaster Innovation in Julian. “The vinyl trim melted, half of the windows buckled and blew out and the paint on the fascia blistered, but the siding remained in perfect condition. The siding was instrumental in saving the home.”

Julian Fire Chief, Kevin Dugal strongly recommends James Hardie siding to Julian area residents who want the look of wood. “Because I’ve seen James Hardie siding prevent homes from burning, I recommend it by name,” he said. “It’s been on the market the longest and I trust its performance.”

James Hardie fibre cement exterior siding is renowned for its performance in fire and is included on the Colorado State Forest Service’s list of recommended building products.

To aid in the rebuilding of homes in Southern California, James Hardie pledged a bulk donation of its building products to the California Office of Emergency Services.

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Historic hotel re-opens, protected by James Hardie siding

Cover story continued

The project features extensive areas of 8mm Hardisiding weatherboards, fitted over a cement structure. To achieve an authentic timber appearance, the siding was coloured using a locally-made stain called Algifol.

James Sicker, Manager of James Hardie in Chile, describes Lake Petrohue as one of the most beautiful places in Chile. “When I heard that the hotel had burned down, I immediately set out to convince Franz and his team to use our product. I knew the new hotel would be an ideal place to show the full design and architectural potential for our product as a replacement for wood and vinyl.

“We plan to use the Hotel Petrohue as a centerpiece of future advertising and promotional activities in Chile, and will hold a small training event there with top builders and architects later in the year.”

The new hotel was designed by architect Luis Quiroz and built by Constructora Meza y Cia Ltda.

It incorporates the latest technology, bigger rooms, top quality building products, and a comfortable and easy-to-operate design. Franz Schirmer says it is far better than the old building, although the architectural lines were kept the same. “Luis Quiroz knew the story of the place and was able to blend in all the ingredients, such as the building, the natural surroundings and history,” said Franz.

“He was also able to get the beautiful outdoors into the building, by means of large windows and glass roofs; it’s a masterpiece.

“Now you can see the end-result of our good choice of materials: we achieved low-cost maintenance with the look of wood and — very importantly — it is fire-proof!”

Improved fascia boards for Philippines

James Hardie Philippines has launched an improved version of its HardiSenepa® fascia board.

Photographed at the launch of the new HardiSenepa board in Batangas in the Luzon Region were (L to R): Ariel Avenido (Sales Representative); Rolly Tan (Distributor); Anthony Bondad (Sales Representative); Aloy Tadeo (Area Manager - South Luzon); Dan Casey (General Manager — James Hardie Asia and Philippines); Lei Punsalang (Assistant Product Manager - HardiSenepa); and Jett Bije (National Sales Manager)

Although fascias are considered a “hidden” part of construction, they have a functional and aesthetic purpose - and both are better served by the new HardiSenepa® boards.

Functionally, fascia boards provide a foundation for the gutter. In this role, they need to be impenetrable to prevent vermin and the elements from seeping into a home through the eaves. Aesthetically, fascias draw attention to the elaborate roof designs that Filipino homeowners prefer.

“Market research showed us that homeowners were looking for a lighter, more affordable and more durable senepa for their homes,” explained Lei Punsalang, Assistant Product Manager for HardiSenepa boards. “That’s exactly what the new HardiSenepa boards offer.”

The new HardiSenepa board is shorter, and comes in two thicknesses, 9mm and 12mm. The new thicknesses contribute to the lighter weight, and make it easier to install. The product also has a smooth surface so it is ready for staining, or painting with standard latex paints.

The shorter lengths also make it easier for more hardware stores to stock HardiSenepa boards, so it is easier for customers to find it.

The range of HardiSenepa boards is promoted using the slogan “Ang senepang walang katabla vs kahoy” which translates as “no match or equal in terms of durability or affordability versus ordinary wood”.

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Hardie starts winning over Europe

Pictured right is Chezy, the first French home for which James Hardie supplied Hardiplank® siding

James Hardie is now selling products in France and the United Kingdom following the establishment of James Hardie Europe, based in Amsterdam in the Netherlands.

After starting sales in early 2003, James Hardie has been actively selling Hardibacker® tilebacker and Hardiplank® siding products for most of Financial Year 2004. Products are shipped from the USA and finished at our facility in Eastleigh in Southern England.

Roy Koning, Marketing Manager for James Hardie Europe, reports that – while the business is still in the early stages – it is already winning-over distributors, architects, contractors and builders. “Highlights from the first year of trading in the UK include signing a supply contract with the biggest Do-It-Yourself tile distributor, Topps Tiles, and signing an exclusive deal with Sheffield Insulations, a large merchant,” he said.

“We are also making steady progress in France, signing-up Le Plateforme de Batiment, part of the international Saint Gobain group, and winning favour with regional distributors in both product groups.”

Hardibacker tilebacker was awarded “Most Popular Product of 2003” in the Professional Builder Magazine in the UK and we were present at the UK tradeshow 100% design in August 2003, and the French tradeshow Bâtimat in Paris in November. “Both shows generated great interest in our products, and architects and contractors who had already worked with James Hardie products were very happy to see us there,” said Roy.

“This year, we are concentrating on building the business further in France and the UK, specifically strengthening and developing our distribution chain, finalising product technical approvals and continuing to maintain a strong presence through trade advertising and tradeshows.

“As we learn more about our markets every day, we are confident that the European business will go from strength to strength.”

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Calendar ensures every day starts with Safety

(L to R): the illustrations for June and July were drawn by Kara Brose and Heng Feng Cai respectively

James Hardie employees and their families in Australia, New Zealand and the Philippines are working their way through a safety-conscious year, thanks to the 2004 Safety Calendar.

The pre-cast FlexiPit™ system from James Hardie FRC Pipes offers designers and installers a better-performing, more versatile, pre-cast stormwater pit system than has been available before.

Following an expansion of the Australia and New Zealand safety program, a colourful 2004 Safety Calendar was sent to every employee’s home.

EH&S Co-ordinator, Alan Bettison, said the 2004 Safety Calendar had its roots in the expansion of the business’s safety program three years ago. “We started using the theme ‘Safety is forever, not just whenever’ to encourage people to be as safe at home with their families as they are at work. We wanted people to perceive safety as a way of life, not a 9-5 job,” he said.

To include families in the safety message, employees’ children were invited to take part in a safety poster competition. “We have run the competition for three years now and every year, very fine work is created,” said Alan Bettison. “This year, we thought it would be a great idea to show James Hardie families what our children can do!”

Children were invited to create posters using one of three themes:

•	Environment — our air, our land and our water

•	Healthy Living — good food, good habits, good fitness

•	Safety — at work, at home, at play

Entries were invited in three age groups: under-8; 9-12 years; and 13-16 years. The 2004 calendar features the winners in each age group from the Australian and New Zealand manufacturing sites.

Everyone who contributed an entry won two movie tickets, and there were also prizes for 1st place ($250); 2nd place ($100) and 3rd place ($50).

New FlexiPit™ System

The system consists of three main elements, each of which can be varied to suit individual project needs. They are:

•	a pit unit at the base

•	an FRC™ pipe riser to bring the unit to surface level, and

•	a pre-cast concrete top piece with a grate to suit traffic and surface conditions.

The system has a unique internal circular design which gives it impressive hydraulic performance and significant construction load strength and ensures that minimal debris accumulates in pit corners.

Installers of the FlexiPit™ system appreciate its ease of installation in pit placement, because the vertical alignment of pit body to pit top is not critical. In addition, using FRC™ pipe risers means that risers can be cut-to-length on site, which improves the accuracy of surface level to invert.

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Modern materials give homeowners the best of old and new

Tagaytay Woodridge Building 5 features HardiPlank® siding and HardiSenepa® sheets from James Hardie

Developers are using modern building materials such as HardiPlank® weatherboards to capture traditional architectural styles for newly-popular areas such as the Tagaytay Highlands in the Philippines.

Demand for weekend and vacation accommodation in cooler highland areas is driving the development of new residential communities in areas such as Tagaytay, two hours from Manila. A good example of these is Highland Prime Inc’s The Woodridge at Tagaytay Highlands.

Perched on one of the highest points of Tagaytay, The Woodridge is a residential enclave of 138-mid-rise condominium units of two or three bedrooms. The development’s facade features the extensive timber and stone appearance that is the hallmark of local mountain architecture. Instead of using natural wood for the facades, however, The Woodridge designer searched for better alternatives.

“Our client wanted the wood siding look without using wood,” said architect Butch Zamora of Makati-based Recio+Casas Architects. “Wood is now rather scarce, and therefore expensive. And there is the problem of movement. In our search for alternative materials, we ventured from pre-cast concrete to the exterior insulation finish system type of wall system.”

The designers found what they were looking for in the HardiPlank® siding manufactured by James Hardie. Unlike wood, HardiPlank siding has higher density, so it is easier to paint, and there is no movement, ensuring the stability of the design. HardiPlank siding is also more durable, fire-resistant and termite-proof. It has the distinct advantages of looking like timber and having the strength of fibre cement.

“And unlike wood, its processing is not a major consideration,” said Butch Zamora. “We simply had to source the planks from James Hardie in Cabuyao, Laguna, so we could build faster and be more cost-effective.”

National award names James Hardie as Supplier of the Year — still!

James hardie Building Products Australis has been awarded the prestigious “Supplier of the Year Award-2003” form the Mitre 10 National Trade Division, for the third year in a row.

The award is voted for by all members of Mitre 10’s National Trade Division on the basis of which supplier adds the most value to their business.

A Mitre 10 spokesman described the three awards in a row as “a remarkable achievement”. “The award is determined solely on the votes cast by the member stores of the National Trade Division, and is therefore a direct reflection of their assessment of your organisation,” he said.

Congratulating Australian employees on the win, Rob Verguizas, National Account Manager, thanked everyone for “contributing to the success of our business and ultimately the experiences enjoyed by our customers”.

Corrie Heslop, National Business Manager Timber and Building Supplies for Mitre 10 Australia Limited (left) presents the Supplier of the Year Award 2003 to Rob Verguizas, National Account Manager, James Hardie Building Products

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Harditrim® XLD™ planks win HOME Magazine 2004 American Building Product Award

Marketing Manger for James Hardie Building Products in America, John Dybsky (centre) accepted the 2004 American Building Award presented by HOME Magazine during a ceremony at the 2004 International Builders Show held in Las Vegas

HOME Magazine has selected Harditrim® exterior trim board with XLD™ Technology as a winner of a 2004 American Building Product Award.

HOME Magazine brings renovating and decorating ideas and products to 4,718,000 readers who use the magazine to investigate prices and make purchasing decisions.

Harditrim® exterior trim board with XLD™ Technology uses James Hardie’s proprietary manufacturing process to produce the first one-inch thick fibre cement trim board for windows, corners, columns and fascia.

While the product is thicker than the industry’s standard 3/4-inch thick trim, its manufacturing technology makes the product lightweight, as easy to cut and nail as wood, and ensures it maintains the same rot-resistance and low-maintenance benefits of other James Hardie fibre cement products.

Homeowners particularly appreciate the distinct shadow lines created by the product. Like other James Hardie siding products, Harditrim® planks have the look and character of natural wood, combined with the dimensional stability that allows them to hold paint for up to 15 years — three to four paint-times longer than wood-based products.

Harditrim® planks are available in a 10-foot length and a variety of widths including 4, 6, 8 and 12 inches. All products have a smooth finish and are backed by a 10-year limited, transferable product-only warranty. For added protection, all Harditrim® products are shipped with Prime Plus, a factory-applied priming system developed exclusively for James Hardie siding products to ensure a superior surface for topcoat application.

HardieNews is published by James Hardie Industries NV (ARBN 097 829 895) incorporated in The Netherlands. The liability of its members is limited. Level 3, 22 Pitt Street, Sydney. GPO Box 3935, Sydney 2001. www.jameshardie.com

Editor: Shane Grimes Tel: +61 2 8274 5225 Fax: +61 2 8274 5218 email: shane.grimes@jameshardie.com.au

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Copyright April 2004 James Hardie Australia Pty Ltd ABN 12 084 635 558